Research Frontiers Incorporated
240 Crossways Park Drive
Woodbury, New York 11797-2033
Telephone: 516-364-1902
Fax: 516-364-3798


	June 23, 2005

VIA EDGAR

Mr. Gary Newberry
United States Securities and Exchange
Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549-0405

Re: 	Research Frontiers Inc.
	Form 10-K, Filed March 16, 2005
	Form 10-Q, Filed May 9, 2005
	File No. 001-09399

Dear Mr. Newberry:

This letter is in response to your comment letter dated May 19, 2005 (which is attached). For convenience, our response is numbered to correspond to the question number in your comment letter.

Question No. 1

We note your disclosure of the Class A and Class B warrants. It appears you received
$10,000 cash in exchange for the issuance of the Class A and B warrants in 1998. With regard to each class of warrants, tell us how these warrants were valued, and how you have accounted for this item in your financial statements. Please provide the reference to the authoritative literature on which you relied to account for this item.

The warrants referred to in note 9 were
issued in October 1998.  The Company
reviewed EITF 96-13, "Accounting for Sales of Call Options or Warrants on Issuer's
Stock with Various Forms of Settlement" to determine the appropriate accounting. The
EITF states that the initial balance sheet classification generally is based on the normal settlement terms of the agreement.
In the case of the Class A and Class B
warrants, the terms of the agreement
required physical settlement where the buyer or investor delivers the full stated amount of cash to the seller and the seller delivers the full stated number of shares to the buyer. In accordance with this guidance, the warrants were accounted for as equity instruments. The equity instruments were purchased for $10,000 by an unrelated third party the investor, Ailouros, Ltd. As the purchase price of the warrants was determined in an arms? length transaction with an unrelated third party, the purchase price of $10,000 was deemed to be the best representation of the fair value of the instruments. The warrants were recorded as an addition to additional paid-in capital.

Question No.2

Tell us how many of each class of warrants are still outstanding as of December 31, 2004, and why these equity instruments are not disclosed on the face of your December
31, 2004 balance sheet and statement of
stockholders? equity.

As of December 31, 2004, there were no
shares issuable under the Class A warrant
and 65,500 shares issuable under the Class B
warrant.  The Class B warrant expires on
September 30, 2008.  In accordance with SX,
Rule 4-08(i), the Company disclosed the
title of issue of securities called for by
warrants or rights (common stock), aggregate
amount of securities called for by warrants
or rights outstanding (65,500), date from
which warrants or rights are exercisable
(from October 1, 1998 to September 30,
2008), and the price at which warrant or
right is exercisable ($8.25 per share).   We
are not aware of a requirement to disclose the equity instruments on the face of the balance sheet or statements of stockholders' equity.

Research Frontiers Incorporated hereby
acknowledges that:

1. 	The Company is responsible for the
adequacy and accuracy of the disclosure in its filings with the Securities and Exchange
Commission;

2.	Staff comments or changes to disclosure
in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments
as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United
States.


Sincerely,

/s/ Joseph M. Harary

Joseph M. Harary
President, General Counsel and Chief
Financial Officer

	UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C.  20549-0405



DIVISION OF
CORPORATE FINANCE


							May 19, 2005


Via facsimile and U.S. mail

Mr. Joseph M. Harary
Chief Financial Officer
Research Frontiers Inc.
240 Crossways Park Drive
Woodbury, New York 11797-2033

		Re:	Research Frontiers Inc.
			Form 10-K, Filed March 16, 2005
			Form 10-Q, Filed May 9, 2005
			File No. 001-09399

Dear Mr. Harary:

	We have reviewed the above filings and
have the following accounting comments. Our review has been limited to your financial statements and the related disclosures in Management?s Discussion and Analysis. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	Form 10-K for the year ended December 31,
2004

Note 9 - Shareholders? equity

1. 	We note your disclosure of the Class A
and Class B warrants.  It appears you
received $10,000 cash in exchange for the issuance of the Class A and B warrants in 1998. With regard to each class of warrants, tell us how these warrants were valued, and how you have accounted for this item in your financial statements. Please provide the reference to the authoritative literature on which you relied to account for this item.

2. 	Tell us how many of each class of
warrants are still outstanding as of
December 31, 2004, and why these equity
instruments are not disclosed on the face of your December 31, 2004 balance sheet and statement of stockholders? equity.

Closing Comments

	As appropriate, please amend your
filing(s) and respond to these comments
within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have
additional comments after reviewing your amendment(s) and responses to our comments.

	We urge all persons who are responsible
for the accuracy and adequacy of the
disclosure in the filing(s) reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company?s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the
Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing(s) or in response to our comments on your filing(s).


	You may contact Gary Newberry at (202)
824-5567 or Kim Calder at (202) 942-1879 if
you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-
1870 with any other questions. Direct all correspondence to the following ZIP code:
20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director